UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 20, 2022	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 18, 2022 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating proceeding/outcome of the 28th Annual General Meeting (AGM) of HDFC Bank Limited.

July 18, 2022

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Proceedings / Outcome of the 28th Annual General Meeting (“AGM”) of HDFC Bank Limited (“the Bank”)

We wish to inform you that the 28th AGM of the Bank was held on July 16, 2022 at 02:30 p.m. (IST) through video-conferencing (VC) means.

Please find enclosed herewith the following disclosures

1.	Proceedings of the 28th AGM as Annexure A and

2.	Disclosures under Schedule III of the SEBI Listing Regulations as Annexure B

3.	Scrutinizer’s Report disclosing all resolutions were passed with requisite majority

You are requested to kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President - Legal & Company Secretary

Annexure A

Proceedings of the 28th AGM of the Bank

The 28th AGM of the Bank was held on July 16, 2022 at 02:30 p.m. (IST). In compliance with the applicable provisions, the Bank had provided two-way video-conferencing facility and one-way live webcast of the proceedings of the AGM.

Mr. Atanu Chakraborty, Part-time Chairman of the Board of the Bank, chaired the meeting.

The Chairmen of the Audit Committee, Nomination and Remuneration Committee and Stakeholders’ Relationship Committee were present at the meeting. The representatives of the joint Statutory Auditors, Secretarial Auditors and legal counsel of the Bank, were also present at the meeting.

At the outset, Mr. Santosh Haldankar, the Company Secretary of the Bank welcomed the members to the AGM. He confirmed that the requisite quorum was present and stated that the Bank had received three (3) corporate representations for 1,16,46,25,834 equity shares aggregating to 20.97% of the total voting share capital of the Bank.

The Company Secretary further informed the members that the joint Statutory Auditors and Secretarial Auditors had issued unqualified Audit Reports and pursuant to the applicable provisions of the Companies Act, 2013 and the Secretarial Standards, he stated that the Audit Reports and the Notice of the AGM would be taken as read.

Thereafter, the Chairman addressed the members of the Bank with a brief speech wherein he apprised them, inter alia, about the macro-economy, economic outlook, the Bank’s performance, growth drivers, technological resilience, ESG-related activities, and people-oriented initiatives.

The following items as stated in the Notice of 28th AGM were proposed for consideration:

Item No.	Particulars of the Resolutions	Type of Resolution
Ordinary Business:

1	To receive, consider and adopt the audited financial statements (standalone) of the Bank for the financial year ended March 31, 2022 along with the Reports of the Board of Directors and Auditors thereon	Ordinary

2	To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2022 along with the Report of Auditors thereon	Ordinary

3	To declare dividend on Equity Shares	Ordinary

4	To appoint a director in place of Mrs. Renu Karnad (DIN 00008064), who retires by rotation and being eligible, offers herself for re-appointment	Ordinary

5	To appoint joint statutory auditors and to fix their overall audit fees	Ordinary

6	To approve the payment of additional audit fees to MSKA & Associates, Chartered Accountants, and M.M. Nissim & Co. LLP, Chartered Accountants, collectively joint statutory auditors for FY 2021-22	Ordinary

Special Business:

7	To approve the re-appointment of Mrs. Renu Karnad (DIN 00008064) as a Non-Executive Director of the Bank	Ordinary

8	To issue Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis	Special

The Chairman thereafter invited the shareholders to put forth their observations and seek clarifications, if any, relating to the annual financial statements, the Integrated Annual Report for FY 2021-22 and matters related thereto.

Some of the shareholders, attending the meeting through video-conferencing means, expressed their views / sought clarifications on various aspects such as financial statements, future plans including branch network, CSR & ESG initiatives, employee welfare, etc. After hearing from the speaker shareholders as above, the Chairman and Mr. Sashidhar Jagdishan, Managing Director & Chief Executive Officer, responded to their queries and provided clarifications.

The Chairman reiterated that the e-voting facility was also available until thirty (30) minutes after the conclusion of the AGM, to those shareholders who had not already voted by means of remote e-voting. He further stated that Mr. B. Narasimhan, M/s. B. N. & Associates, Practising Company Secretaries had been appointed as Scrutinizer for scrutinizing the e-voting process in a fair and transparent manner.

The Chairman then stated that the results of the remote e-voting and e-voting at the 28th AGM, together with the Scrutinizer’s report, will be disclosed to the stock exchanges and displayed on the website of the Bank within two (2) working days.

The Chairman thanked the shareholders for joining the 28th AGM of the Bank and concluded the meeting at 7.15 p.m. (IST).

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Annexure B

Disclosure of Material Events under Schedule III of the SEBI Listing Regulations

1.

Appointment of Price Waterhouse LLP, Chartered Accountants (ICAI Firm Registration No. 301112E/E300264) as joint statutory auditors of the Bank and fixing the overall audit fees of the joint statutory auditors

2.	Re-appointment of Mrs. Renu Karnad (DIN 00008064) as a Non-Executive Director of the Bank

3.

Approval of shareholders was obtained for the issue of Unsecured Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing) on a private placement basis of an amount in aggregate not exceeding ₹ 50,000 crores

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary